UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

**PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934**

Date of Report (Date of earliest event reported) December 2, 2004

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

2005 Management Deferred Compensation Plan

On December 2, 2004, the Portland General Electric Company (PGE, or the Company) Board of Directors (Board) approved a new PGE Management Deferred Compensation Plan (2005 Plan), effective January 1, 2005, for deferrals taking place in and subsequent to 2005.   The 2005 Plan includes changes required for compliance with recently enacted federal law.

Deferral elections for 2005, including bonuses earned in 2004, but paid in 2005, will be made under the 2005 Plan. Company officers (including named executive officers) and highly compensated management are eligible to participate in the 2005 Plan. Under the 2005 Plan, a participant may defer on a before-tax basis up to: (i) eighty (80) percent, in one (1) percent increments, of base salary, (ii) one hundred (100) percent, in one (1) percent increments, of cash bonuses, and (iii) 120 hours of cancelled paid time off (in excess of 200 hours earned) on a per-pay period basis, in 1/10-hour increments. For any base salary deferred, the Company will provide a matching contribution of three (3) percent of the amount deferred. The Company will credit interest at a rate equal to Moody's Average Corporate Bond Yield Index plus one-half (0.5) percent on all amounts in participants' accounts.

Under the 2005 Plan, a participant may not elect to receive an acceleration of payments from his or her account before the time or schedule specified at the time of deferral. In addition, payments to a "Key Employee" (as defined under Section 416(i) of the Internal Revenue Code) upon separation from service with the Company may not be made in the first six months following the individual's separation.   Participants may make an election to delay the timing or change the form of payment from their account, but the change may not take effect until at least twelve (12) months after the date of the election, and the election must provide that the first payment affected by the election will be deferred for a period of at least five (5) years from the date that such payment would otherwise have been made (except in the case of elections relating to distributions on death, disability, or unforeseeable emergency).

Also on December 2, 2004, the PGE Board authorized the suspension of the existing PGE Management Deferred Compensation Plan (2004 Plan), effective December 31, 2004. Under the 2004 Plan, Company officers (including named executive officers) and highly compensated management are eligible to defer, on a before-tax basis, a portion of their compensation including bonuses and unused paid time off. As a result of the suspension, participants in the 2004 Plan will no longer be permitted to make deferrals to the 2004 Plan, including deferrals of bonuses earned in 2004, but paid in 2005. However, the 2004 Plan and all of its provisions, except the ability to make additional deferrals, will remain in effect for account balances held under the 2004 Plan at the time of its suspension.

Under both the 2004 Plan and the 2005 Plan, any deferred compensation is an unsecured and unfunded promise by PGE to pay benefits in the future, and participants at all times will be unsecured and unfunded general creditors of PGE.

Information Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and other statements which are other than statements of historical facts. Future events and actual results may differ materially from the results set forth in or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements herein include, but are not limited to, changes in the cost of power and natural gas, political developments affecting federal and state regulatory agencies, and legal and regulatory proceedings and issues and developments with respect to the bankruptcy of Enron.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


December 8, 2004	By:	/s/ James J. Piro
		James J. Piro
		Executive Vice President, Finance
		Chief Financial Officer and
		Treasurer

December 8, 2004	By:	/s/ Kirk M. Stevens
		Kirk M. Stevens
		Controller
		and Assistant Treasurer